

June 22, 2015

Via E-mail
Robert S. Zuccaro
Executive Vice President and Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1422

>   **Re: GAMCO Investors, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 6, 2015**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 27, 2015**
>   **File No. 1-14761**

Dear Mr. Zuccaro:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Christian Windsor

                                         Christian Windsor
                                         Special Counsel